SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

November 11, 2010

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐    No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure:	Partner Communications announces a new long term loan agreement replacing two credit framework agreements

PARTNER COMMUNICATIONS ANNOUNCES A NEW
LONG TERM LOAN AGREEMENT REPLACING TWO
CREDIT FRAMEWORK AGREEMENTS

ROSH HA'AYIN, Israel, November 11, 2010 - Partner Communications Company Ltd. ("Partner" or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli mobile communications operator, announces that on November 11, 2010, it has entered into a loan agreement with an Israeli leading bank, which is among the two leading banks in Israel (which shall be referred hereto as the "Bank") (the "Loan Agreement"). The main terms of the Loan Agreement are as follows:

(a)	The Loan Agreement is in the principal amount of NIS 500 Million. The principal amount is to be granted on November 11, 2010.

(b)	Nature of the Loan - NIS dominated loan, linked to the Consumer Price Index (CPI).

(c)	Final Maturity Date - December 30, 2018.

(d)	Principal Repayment - The principal amount of the Loan is payable in three equal annual installments on December 30th of 2016, 2017 and 2018, respectively.

(e)	Interest - an annual fixed interest of 2.75%. Interest payments are due on December 30th and June 30th of each year, as of the Loan Agreement signature date and until the final maturity date.

(f)	Collaterals - the loan is not secured by any kind of collaterals.

(g)	Covenants - the main covenants set under the Loan Agreement are as follows:

(1)	The Company is required to comply with the following financial ratios: (i) Total Debt to EBTIDA less Capital Expenditure shall not exceed 6.5; and (ii) Total Debt to EBTIDA shall not exceed 4.

(2)
A negative pledge covenant which restricts the Company from creating any kind of security interest, except for certain securities such as securities interest arising by law or arising in the ordinary course of business.

(3)	Restriction to enter into a merger transaction, as a result thereof the Company will not be the surviving entity.

(h)	Early Repayment - Partner may make early repayment of the Loan, subject an early repayment penalty.

(i)	Event of Defaults - The Loan Agreement contains customary events of default which allow the Bank to accelerate the Loan and demand immediate repayment upon the occurrence of such events.

The Loan Agreement will replace two standing credit framework agreements with the Bank in the aggregate amount of NIS 500 Million, which will be terminated on the date the Loan is granted to Partner under the Loan Agreement.

Partner intends to use the proceeds of the Loan for its general uses.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "project", "goal", "target" and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this press release regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, reduce expenses and any statements regarding other future events or our future prospects, are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular telephone usage, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments. For a description of some of the risks we face, see "Item 3D. Key Information - Risk Factors", "Item 4. - Information on the Company", "Item 5. - Operating and Financial Review and Prospects", "Item 8A. - Consolidated Financial Statements and Other Financial Information - Legal and Administrative Proceedings" and "Item 11. - Quantitative and Qualitative Disclosures about Market Risk" in the Company's 2009 Annual Report (20-F) filed with the SEC. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Partner Communications
Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand. The Company provides mobile communications services to over 3 million subscribers in Israel. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

Partner is an approximately 45%-owned subsidiary of Scailex Corporation Ltd. ("Scailex"). Scailex's shares are traded on the Tel Aviv Stock Exchange under the symbol SCIX and are quoted on "Pink Quote" under the symbol SCIXF.PK. Scailex currently operates in two major domains of activity in addition to its holding in Partner: (1) the sole import, distribution and maintenance of Samsung mobile handset and accessories products primarily to the major cellular operators in Israel (2) management of its financial assets.

For more information about Scailex, see http://www.scailex.com.

For more information about Partner, see http://www.orange.co.il/investor_site

Contact:
Mr. Emanuel Avner Chief Financial Officer Tel: +972-54-7814951 Fax: +972-54-7815961 E-mail: emanuel.avner@orange.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.
By:	/s/ Emanuel Avner
Name:	Emanuel Avner
Title:	Chief Financial Officer

Dated: November 11, 2010